School Specialty.

The power of teaching. The wonders of learning.

W6316 Design Drive
Greenville, WI 54942
P.O. Box 1579
Appleton, WI 54912-1579
Phone: 888-388-3224
Fax: 888-388-6344
www.schoolspecialty.com

Science

Reading & Literacy

Life Skills

Physical Education & Health

Special Learning Needs

Arts Education

Early Childhood

Media

Furniture & Equipment

School Supplies

School Smart™

February 8, 2007

Mr. Michael Moran
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

Re: *School Specialty, Inc.*
Form 10-K fiscal year end April 29, 2006
Filed July 12, 2006
File No. 000-24385

Dear Mr. Moran:

School Specialty, Inc. ("the Company") has received the Securities and Exchange Commission ("SEC") comments dated January 30, 2007 regarding the Company's Form 10-K dated April 29, 2006. The Company intends to provide a complete and thorough response to the SEC's questions.

Due to the Company's quarter end schedule, the Company intends to provide a response on or before February 20, 2007. This letter confirms the conversation on February 8, 2007 between the Company and Scott Stringer, SEC Staff Accountant, whereby the Company notified the SEC of its intent to file on or before February 20, 2007.

Sincerely,



David G. Gomach
EVP / CFO

cc: James Stuart, Deloitte & Touche, LLP
Dennis Connolly, Godfrey & Kahn, S.C.
David Vander Zanden, President and CEO

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